UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-39173

I-MAB

Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District

Shanghai, 201210

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

I-Mab Appoints Ruyi He and Rong Shao to Board of Directors

SHANGHAI, China, and GAITHERSBURG, MD. – June 1, 2021 – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel biologics, today announced that Dr. Ruyi He and Professor Rong Shao have been elected as members of the Company’s board of directors. Dr. Ruyi He will serve on the compensation committee and Professor Shao will serve on the corporate governance committee, both effective June 1 2021.

“We are honored to welcome Dr. He and Professor Shao to our board, and look forward to their wealth of industry experience and breadth of relationships as we transform into a fully integrated global biopharmaceutical company. Both Dr. He and Professor Shao are leading experts in their respective fields, and their appointments will further strengthen I-Mab’s next phase of growth.” said Dr. Jingwu Zang, Founder, Chairman and Director of I-Mab.

Dr. Ruyi He is the Chief Medical Officer (CMO) of RemeGen Inc and Venture Partner of SDIC Fund Management Co., the former Chief Scientist at the Center for Drug Evaluation at the National Medical Products Administration (NMPA). He joined the NMPA in 2016, after having worked at the U.S. Food and Drug Administration (FDA) for almost two decades. As the first overseas expert hired by NMPA as the Chief Scientist, Dr. He organized and led many NMPA reforms on the drug evaluation system. In addition to establishing guidance for drug evaluation and approvals in China, Dr. He has also introduced multiple international policies into the NMPA, including conditional approval and acceptance of clinical data from abroad.

Dr. He received his medical degree from China Medical University. He completed his residency training in Internal Medicine at Howard University Hospital in Washington DC and received his clinical and research training at the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) at the National Institutes of Health (NIH) in Bethesda, Maryland. Dr. He is a licensed, board-certified physician in Internal Medicine in the United States.

“I recognize the importance of this role at a critical moment for I-Mab and look forward to contributing my experience and insights to accelerate I-Mab’s vision for immuno-oncology and positively impacting the lives of patients around the world.” said Dr. Ruyi He.

Professor Rong Shao, Ph.D., is a professor of drug administration policies and regulations, the Executive Deputy Director of the Research Center of National Drug Policy & Ecosystem (NDPE) and the Director of the NMPA Key Laboratory of Drug Regulatory Innovation and Evaluation, at China Pharmaceutical University. She has been engaged in the research and education of drug policies and regulations for more than three decades and has contributed to the development of China’s drug regulatory innovation and reform, including serving as an expert committee member for NMPA in the revision of Drug Administration Law (2019).

Professor Shao is currently a board member and the committee chair in academic associations, such as the China Pharmaceutical Association and the China Society for Drug Regulation. She is also an editorial board member of China Pharmacy, Chinese Journal of New Drugs, and Chinese Journal of Health Policy. Professor Shao holds a Ph.D. in Pharmacy Administration from Shenyang Pharmaceutical University, bachelor’s degree in Medicinal Chemistry from China Pharmaceutical University, and bachelor’s degree in Law from Nanjing University. Professor Shao is a Chinese practicing lawyer.

“With a highly differentiated globally competitive pipeline, I-Mab has had a remarkable growth journey from a clinical stage biotech to now being poised for commercialization. I am delighted to share my knowledge and experience to support in the next phase of this meaningful evolution.” said Professor Rong Shao.

About I-Mab

I-Mab (Nasdaq: IMAB) is an innovation-driven global biotech company focusing on discovery, development and soon commercialization of novel and highly differentiated biologics in immuno-oncology therapeutic area. The Company’s mission is to bring transformational medicines to patients around the world through drug innovation. I-Mab’s globally competitive pipeline of more than 15 clinical and pre-clinical stage drug candidates is driven by its internal R&D capability and global licensing partnerships, based on the Company’s unique Fast-to-Proof-of-Concept and Fast-to-Market pipeline development strategies. The Company is now rapidly progressing from a clinical stage biotech company to a fully integrated global biopharmaceutical company with cutting-edge global R&D capabilities, a world-class GMP manufacturing facility and commercialization capability. I-Mab has established its global footprint in Shanghai (headquarters), Beijing, Hangzhou and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn and WeChat.

Forward Looking Statements

This announcement includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.” Forward-looking statements are based on I-Mab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in filings with the U.S. Securities and Exchange Commission. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By :	/s/ Jielun Zhu
Name :	Jielun Zhu
Title :	Director and Chief Financial Officer

Date: June 1, 2021